SEC FILE NUMBER 001-36803
CUSIP NUMBER 89214A102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: March 31, 2020

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Town Sports International Holdings, Inc.

Full Name of Registrant

Former Name of Registrant (If Applicable)

1001 US North Highway 1, Suite 201

Address of Principal Executive Office (Street and Number)

Jupiter, Florida 33477

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Town Sports International Holdings, Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (the “Report”), originally due on May 15, 2020, due to disruptions resulting from the unprecedented interruption in its business caused by the COVID-19 pandemic. The Company has availed itself of a valid extension of the original deadline to file the Report which rendered the report due on June 29, 2020. However, the continuing closure of its offices and gym locations and the consequent disruptions in staffing, communications and access to personnel have resulted in delays in the receipt, compiling and processing of information necessary for the preparation of the Report. Such delays have been compounded by similar COVID-related delays which occurred in connection with the preparation of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019. The Company could not eliminate such delays without unreasonable effort or expense. The Company expects to be able to file the Report on or before the fifth calendar day following its prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Stuart Steinberg	(631)	715-4160
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since March 16, 2020, nearly all of the Company’s clubs have been required to remain closed in order to maintain social distancing and align with the Federal guidance on minimizing the impact of COVID -19. Due to this and other factors, the Company’s revenue decreased substantially. Below is an approximate break-out of the impact that COVID- 19 had on various revenue streams:

Revenue decreased approximately $18.5 million, or 15.9%, to $98.1 million in the three months ended March 31, 2020 compared to $116.6 million in the three months ended March 31, 2019.  Membership dues revenue decreased approximately $14.2 million, or 16.0%, to $74.6 million in the three months ended March 31, 2020 compared to $88.8 million in the three months ended March 31, 2019, while Personal Training revenue decreased approximately $3.1 million, or 15.9%, to $16.4 million in the three months ended March 31, 2020 compared to $19.5 million in the three months ended March 31, 2019.

COVID-19 related closures have led to a subsequent impairment of the carrying values of the Company’s right of use assets, fixed assets and other long term assets including goodwill, which the Company expects to be substantial and material. The company is in the process of finalizing the financial impact of these impairments.

Town Sports International Holdings, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 26, 2020	By:	/s/ Patrick Walsh
			Name:	Patrick Walsh
			Title:	Chairman and Chief Executive Officer